EXHIBIT 99.4

Focussed on creating
longterm value.

Telkom SA Limited

Group Annual Results for the year ended March 31, 2006

5 June 2006

www.telkom.co.za/ir

Cautionary statement on forward looking statements

All of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which is available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to confirm them to actual results or to changes in our expectations.

Agenda

Papi Molotsane

2010 Business plan

Kaushik Patel

Group financials

Papi Molotsane

Mobile business

Papi Molotsane

Fixed-line business

Papi Molotsane

Group highlights

Group highlights

Papi Molotsane

Financial highlights

10.3% growth in Group operating
revenue to R 47.6 billion

43.2% Group EBITDA margin

30.3% growth in Group operating
profit to R 14.7 billion

Return on assets up from 19.8%
to 25.6%

Total shareholder returns of R9
per share and R1.5 billion
share buy back

36.1% increase

in HEPS to 1740.5

cents per share

•  Total dividend 900 cents
per share declared and

•  R2 billion share buy back
programme

Approved June 2, 2006

Group net profit drivers

ZAR million

R2,487 million

R6,834 million

1,206

1,151

184

804

808

705

R9,321 million

Net profit 2005

41

Fixed-line tax

Fixed-line

revenue

Fixed-line
other income

Fixed-line
opex

Fixed-line
investment
income

Fixed-line
finance charges

Mobile
net profit

Net profit 2006

Customer growth and retention

41.2% growth in managed data network sites
to 16,887

146.2% growth in ADSL services to 143,509

51.9% growth in total mobile customers to
23.5 million

3.9% fixed to mobile traffic growth through
customer value enhancing packages

Operational excellence

12.9% increase in fixed lines per employee to
184

42.3% improvement in SA mobile customers
per employee to 4,620

Operational highlights

77.5%

increase

in optic fibre

network to

6,736,000 km

26%

increase

64kbit/sec

Equivalents

per employee

Regulatory Developments

Interconnection
and facilities
leasing

Tariff regulation

Electronic
Communications
Act (ECA) and
ICASA Bill

Number Portability

LRIC Regulatory Financial Statements – due September 2006

FAC Regulatory Financial Statements – submitted September 2005

SNO Shared access for first 2 years from start of operation

Public hearings attended – March 2006

Final regulation approved by Minister in August 2005 : CPI - 3.5%

Includes ADSL

In excess of 65% of Telkom revenue in regulatory basket

Passed by the national assembly on November 3, 2005

Assented to by the President of South Africa

24 month conversion period of existing licenses to new market structure

Act not implemented until ICASA bill passed into law

ICASA Act – Bill passed parliament December 2005, referred
back by President

Expected during September 2006

SNO requested implementation in February 2006 (not later than
12 months after request)

Minister Announcements on 25 May 2006

Telkom welcomes the introduction of competition

Expands the market

Stimulates innovation

Allows for value comparison

Positive contribution to the economy

The Minister prioritising broadband infrastructure rollout

Minister’s speech focused on:

Extending Sentech’s rights

Existing submarine cable and proposed submarine cable access

Establishment of a broadband advisory council and a local loop unbundling committee

Impact on Telkom

Provisions of EC Act allows for all Minister’s announcements

Pursue alternative investment in cables if commercially viable

Will monitor and contribute to above mentioned forums

Competition landscape

SNO licensed December 9, 2005

Discussion underway on interconnection and
facilities leasing with the SNO

Local licenses operational 2006 (USALs)

5 broadband providers including Telkom

Value added networks (VANs)

Internet Service Providers (ISPs)

Competition driving IP demand

Key Advances in Technology

Industry world-wide moving to IP based
products and services

Broadband

ADSL 2+ trialling

VDSL trialling

Mobile WiMax – Standards finalised by
IEEE 802.16e

HSDPA roll-out by Vodacom (MTN following)

Increasing speed of convergence

IPTV and Mobile TV

Fixed-line business

Papi Molotsane

Performance highlights

4.1% growth in fixed-line revenue to R32,749 million

14.4% growth in fixed-line data revenue to R6,649 million

3% tariff reductions effective September 2005

11.2%  reduction in fixed-line employee expenses

7.2% reduction in vehicle fleet

Fixed-line EBITDA margin of 44.7% from 40.5%

6649
5810
5023
2004
2005
2006

Group Annual Results - March 2006

Strong data growth

41.2% growth in managed data network sites

146.2% growth in ADSL services to 143,509

11.1% growth in 64 kbit/sec equivalent circuits 547,493

25.7% growth in internet customers to 284,908

14.4% Growth

in data revenue

ZAR million

1

1

Before inter-segmental eliminations

143,509
58,278
20,145
2004
2005
2006

R 329[1]
R 270
R 245
R 449
R 359
R 245
R 680
R 477
R 362
R 680
R 516
DSL192
DSL384
DSL512
DSL1024
Jan-05
Aug-05
Aug-06

Group Annual Results - March 2006

Increased
value

to DSL192

customers
through free

migration to

DSL384

Successful ADSL roll-out plan

Improve value proposition through increase speed and price reductions

Project in progress to stream line order/installation

2006 ADSL
price

reductions

average 24%

DSL price reductions

-24%

-24%

-32%

-10%

ADSL services

-24%

-24%

2

1

Introduced in March 2005

2

Dependant on availability
of network

Bronze
5%
Silver
10%
Gold
78%
Other
7%

Group Annual Results - March 2006

Telkom Closer

Benefits

    To the consumer

Telkom Closer plan 3 for R300 pm

Access

Call answer

1000 standard time minutes

Unlimited callmore minutes

    To Telkom

Increase annuity revenue

Provides a value comparison

Improve competitive position

Signed up a total of 71,317 plans in
3 months since launch – 31 March 2006

Increasing annuity component of voice revenue

PC bundles

Benefits

Increased annuity revenue

Long term customer
contracts

Multiple products

1

1

Terms and conditions apply

6,807 bundles sold

Value adding ICT solutions provider

New business bundles

Telkom SupremeCall

Came to market early May 2006

Calling plans between R1,000 and R20,000

Per second billing

Saving on local, long distance, internet dial-up, fixed to mobile and international calls

Carry-over unused portion

Benefits to Telkom

Increase annuity revenue

Provide value comparison

Improve competitive position

-23.9%
0.0%
8.3%
2.1%-
10.0%-
-9.9%
-9.0%
Overall
ADSL
DLD
ILD
Data
Local
Connection & rental fee

Group Annual Results - March 2006

Rebalancing tariffs and driving volume in SA

Tariff adjustments effective August 1, 2006

Overall
2.1%
reduction
in
regulatory
filing

Filed June 5, 2006

Mobile business

Papi Molotsane

23520
15483
11217
8647
2003
2004
2005
2006

9%
MTN
33%
Vodacom
58%

Group Annual Results - March 2006

Strong performance from the mobile segment

51.9% in total customers to 23.5 million

24.6% growth in mobile operating revenue to R17 billion1

52.1% growth in data revenue

34.7% EBITDA margin sustained despite declining ARPU’S

42.3% customer per employee increased to 4,620 in SA

Market share increased to 58% from 56%

51.9% growth

in total customers

In thousands

46 million

estimated mobile

customers in SA

Estimated market share at

March 31, 2006

1  50% share

7874
9725
15 162
2003
2004
2005
2006

6 180
9 140
2003
2004

183
177
163
2003
2004
2005
2006

30.4
27.1
17.7
2003
2004

Group Annual Results - March 2006

Leading mobile operator in SA

Customer

In thousands

Churn

%

ARPU

ZAR

Gross connections

In thousands

2003
2004
2005
2006
773
1,492
2,645
4,358
541
58
265
490
78
80
147
206
248
670
1,032
1,571
447
684
1,201
2,091
Total
Mozambique
Lesotho
DRC
Tanzania

2003
2004
2005
2006
110
52
36
104
125
92
78
200
150
98
86
217
128
81
67
Mozambique
Lesotho
DRC
Tanzania

Group Annual Results - March 2006

Strong mobile growth outside SA borders

Customers

In thousands

ARPU per month

In ZAR

Group financials

Kaushik Patel

43.2
40.9
40.7
2004
2005
2006

30.8
26.1
23.0
2004
2005
2006

Group Annual Results - March 2006

Group profitability

17.1

20,553

17,549

EBITDA

39.9

1,744.7

1,246.7

Basic earnings per
share (Cents)

36.4

9,321

6,834

Net profit

46.7

(4,520)

(3,082)

Taxation

(27.3)

(1,233)

(1,695)

Finance charges

13.4

397

350

Investment income

30.3

14,677

11,261

Operating profit

3.9

(33,428)

(32,179)

Operating expenses

71.4

480

280

Other income

10.3

47,625

43,160

Operating revenue

%

2006

2005

ZAR million

43% EBITDA

    margin

31% operating

  margin

Mobile
33%
Fixed-
line
67%
Mobile
25%
Fixed-
line
75%
Mobile
19%
Fixed-
line
81%

Group Annual Results - March 2006

Segment contribution

March 31, 2006

after inter-segmental eliminations

Operating revenue

Operating profit

Profit

2005
2006
31,457
32,749
5,359
5,803
17,760
17,563
1,546
1,654
5,810
6,649
982
1,080
Total
Subscription & connections
Traffic
Interconnect
Data
Directories & other

Group Annual Results - March 2006

Fixed-line revenue

(1.1%)

10.0%

4.1%

7.0%

14.4%

8.3%

5,746
5,753
3,577
3,162
7,302
7,647
1,135
1,001
Local
Long distance
Fixed-to-mobile
International outgoing
2005
2006

19,314
18,253
4,453
4,446
3,911
4,064
415
515
Local
Long distance
Fixed-to-mobile
International outgoing
2005
2006

Group Annual Results - March 2006

Traffic revenue and volume

Traffic Revenue

Traffic Volume

Millions of minutes

ZAR million

0.1%

(11.6%)

4.7%

(11.8%)

24.1%

3.9%

(0.2%)

(5.5%)

23,691
22,937
7,285
6,470
5,896
6,150
3,046
3,086
1,976
2,050
756
777
4,732
4,404
Total
Employee expenses
Payments to operators
SG&A
Services Rendered
Operating leases
Depreciation & amortisation
2005
2006

Group Annual Results - March 2006

Fixed-line operating expenses

ZAR million

Fixed-line operating expenses

(3.2%)

(6.9%)

4.3%

1.3%

3.7%

2.8%

(11.2%)

25.5
31.3
2005
2006

Group Annual Results - March 2006

Fixed-line profitability

44.7

40.5

EBITDA margin (%)

14.8

14,646

12,753

EBITDA

31.3

25.5

Operating profit margin (%)

27.7

10,242

8,021

Operating profit

%

2006

2005

ZAR million

EBIT

%

13,657
17,021
2005
2006

10,451
12,636
2005
2006

Group Annual Results - March 2006

Mobile profitability

Mobile operating

revenue

ZAR million

Mobile operating
expense

Maintaining
EBITDA
margin

through

revenue
growth

24.6%

20.9%

ZAR million

61.2
26.3
23.2
2004
2005
2006

17.9
19.8
25.6
2004
2005
2006

Group Annual Results - March 2006

(1.6)

6,828

6,941

Net debt

(0.1)

57,544

57,597

Total equity and liabilities

(9.7)

15,687

17,366

Current liabilities

(10.7)

12,391

13,870

Non-current liabilities

11.8

29,466

26,361

Capital and reserves

(0.1)

57,544

57,597

Total assets

(15.4)

12,731

15,045

Current assets

5.3

44,813

42,552

Non-current assets

%

2006

2005

ZAR million

Strengthened group balance sheet

23% net debt

to equity

26% return

on assets

4,103
4,937
1,747
2,571
5,850
7,508
Fixed-line
Mobile
Group
2005
2006

13
15.1
12.8
15.1
13.6
15.8
Fixed-line
Mobile
Group
2005
2006

Group Annual Results - March 2006

Capital investment

Capital expenditure

In ZAR millions

Capex to revenue

%

Capital
expenditure

marginally

above 2006
guidance

28.3%

Group Cash Flow

(29.2)

7,104

10,034

Free cash flow

84.9

4,255

2,301

Cash at end of period

498.8

1,962

(492)

Net decrease in cash

(97.4)

(258)

(9,897)

Financing activities

15.5

(7,286)

(6,306)

Investing activities

(39.5)

9,506

15,711

Cash from operating
activities

676.5

(4,884)

(629)

Dividend paid

5.9

19,724

18,622

Cash generated from
operations

%

2006

2005

ZAR million

2010 Business plan

The transformation of the fixed-line business

Papi Molotsane

Challenges of a rapidly changing landscape

Competition

Many new aggressive competitors emerging

Regulation

New regulation with the potential to affect our bottom line

Customer demand

Order book growth

Increased capacity requirements

Higher service level expectations

Increased value expectations

Technological growth

Rapid advances in deployment of new technologies

Our vision

to be a leading customer and employee
centred ICT solutions service provider

Enhancing customer satisfaction through
customer centricity

Retaining revenue and generating growth

Engaging Telkom’s people

Evolving to a NGN in order to support profitable
growth through prudent cost management

Repositioning Telkom stakeholder management to
create healthy external relationships

CAPEX increase focuses mainly on 2 areas:

Accelerating
evolution of the
network

Capacity
growth

Increased
requirement in

CAPEX

Factors driving accelerated evolution

Much wider competitive
landscape emerging
aggressively

Increased competition

ECA – various threats and
opportunities

Local loop unbundling

Regulation

Technology push

Technological readiness as
demonstrated through
increased global procurement
activities

Customer pull –

Ready to embrace new
wave services

Customer demand for next
generation services

Evolution of the network

Legacy network replacement
with IP centric focus

Revenue protection through next
generation voice service eg. IP centrics

New revenue streams associated with new
services

Broadband – increased penetration

Network efficiencies

Management of network obsolescence

Improved focus on ancillary enablement

Future Opex savings through improved
network productivity

NGN related projects

ADSL growth

Switch upgrade – software

Softswitch – deployment of VOIP

Improve Telkom’s DSL network and broaden ADSL product
portfolio

Access network more broadband capable

Switched Metro Ethernet

WiFi “hotspots”

WiMAX

Local and national transport network

WiMAX – ADSL footprint enhancement

Infrastructure build wholesale COFL’s

Capacity growth

… access capacity growth must be
accommodated in core capacity growth

DSL Access

Network

Data Access

Network

Voice Access

Network

Mobile Access

Network

Core Network –

scaled to accommodate
access bandwidth requirement

Capacity growth drivers

Broadband – key enabler to transform
traditional fixed line companies into
ICT solutions companies

Mobile – strong growth in demand
continuing

Data – strong growth through the
demand for value added services

New developments – niche markets
with the need for converged services

International traffic – increase in
corporate and consumer activity

Trend analysis….up to now and future trends

Up to now

450% bandwidth increase in broadband during
past 2 years

80% bandwidth increase in mobile during past 2 years

140% increase in core transport network bandwidth
capability during past 2 years

Expected future trends

640% bandwidth increase in broadband in next 5 years

140% bandwidth increase in mobile in next 5 years

1000% increase in core transport network bandwidth
capability in next 3 years

Increased CAPEX requirements

Five year
CAPEX
spend trend
R23bn1

Accelerated
evolution

... grows to

R30bn

March 2006 – March 2010

capacity
growth

1Estimated normalised capex

Other 5.7%
Infrastructure for Mobile Cellular Operators 13%
Service Enablement 4.7%
Core Networks 27.0%

Group Annual Results - March 2006

Areas of network investment

Distribution
Networks  49.6%

Total
investment
including
increase due to
capacity
growth and
accelerated
evolution

Regulatory and legal 3%
Current service levels and growth – 24%
Next generation network – 37%
Legacy network improvements – 24%
Customer Centricity – 12%

Group Annual Results - March 2006

Business focus of CAPEX

Total
investment
including
increase due
to capacity
growth and
accelerated
evolution

Time scale of evolution to IP

Legacy substantially migrated to NGN by 2015

Evolutionary approach

Operate NGN and Legacy network in parallel

2006

2015

TDM

IP

=100%

0%

Customer requirements changing rapidly to IP related products and services

Acceleration due to rapid growth in bandwidth demand

Thorough spend approval process designed to
provide returns

Projects are prioritised according to an IRR

Existing infrastructure optimised to minimise CAPEX
requirements

Definite priority of capital investment spend on most
lucrative opportunities

Full business case evaluation per project:

WACC based discount rate

Must be in line with business case framework

Detailed review and justifications of spend

Regulatory CAPEX a requirement

Impact

Partially off-set by

Group Annual Results - March 2006

Revenue under pressure

Tariff reductions

Cost-based
interconnections

FAC

LRIC

Market share losses

Mobile substitution

Cannibalisation of dial-
up minutes due to ADSL
take-up

Increased wholesale
revenue

Tariff rebalancing

Line mix weighted
towards business
customers

Broadband rollout

Annuity revenue

Expenses growth

Inflationary

Customer satisfaction

Employee

6.25% annual salary increase

Small increase in headcount

SGA

Increase in maintenance to improve reliability and
resilience

Increased maintenance requirement due to capacity
growth and evolution

Financial outlook for March 2007

Fixed-line EBITDA margin between 37% and 40%

Fixed-line capital expenditure in 2007 is expected to be
18% – 22% of revenue as we invest for capacity and
network evolution

Debt levels are targeted to a group net debt to equity ratio of 50% – 70%

Continue to assess opportunities

Two focus areas:

data

mobile/fixed line beyond SA borders

focus on wireless access

Countries with potential for high returns

rate and timing capacity dependent

potential for high returns

Good regional and/or business fit

Acquisition strategy

Evaluation criteria

DCF valuation

Discount factor of WACC,
country risk and specific
investment risk

Full
financial/legal/commercial
due diligence

Review of fit into Telkom
strategy

Integration plan
pre-approved

Human resource capacity

Customer centric
focus

Offer price and
mechanism

Conditions
precedent

BCX

Enhance ability to offer end-to-end solutions across
ICT value chain

Advance data
strategy

Add IT services
in business
applications &
support management
and business
process outsourcing

Operate as stand
alone business unit

Offer of R9 per BCX
share plus BCX to
pay a
25 cents per share
special dividend

Scheme meeting
Monday June 12,
2006

75% or more eligible
voters

Court sanctioning

Competition
authorities
approving

Grow ordinary dividend progressively

Net debt to equity target between 50% – 70%

Excess cash paid to shareholders via special dividend or share buy backs

Free cash flow utilisation

Policy

Board Approval of R2 billion share buy back programme

Cash distribution to shareholders

Dividends

Share buy backs

Acquisitions

Tax (STC) efficient

Ability to manage capital structure more efficiently

Investment case

Leading position in telecommunication services

Strong track record

Strong balance sheet

A skilled, energetic and experienced management team with many years of experience in telecommunications

50% stake in leading South African mobile phone company

Well positioned to face challenges

Strong cash flows

Progressive dividend policy

Opportunities for increased collaboration with Vodafone

Pervasive and robust network

Investing for future growth – IP network and acquisitions

Thank you

Questions and answers